FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 26, 2004



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            26 February 2004 -  Holding(s) in Company

Exhibit 99



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

UNILEVER PLC

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/registered name - Management Company - ordinary shares held

Chase Nominees Limited - FMRCO - 2,998,961

State Street Nominees Limited - FMRCO - 62,580

HSBC - FMRCO - 22,800

State Street Bank & Trust Company - FMRCO - 2,683,739

Bank of New York - FMTC - 203,200

State Street Bank & Trust - FMTC - 1,050,400

Mellon Bank - FMTC - 117,491

Lloyds Bank (Stock Exchange Branch) Nominees Limited A/C - FMTC - 107,700

Nortrust Nominees - FMTC - 2,000

MSS Nominees Limited - FMTC - 189,600

Chase Nominees Limited - FMTC - 530,474

State Street Nominees Ltd - FMTC - 672,234

Lloyds Bank Nominees Ltd - FMTC - 983,319

Bankers Trust - FMTC - 143,338

Northern Trust - FMTC - 551,060

Mellon Trust - FMTC - 391,275

JP Morgan - FMTC - 188,852

Royal Trust - FMTC - 20,487

Bank of New York - Europe - FMTC - 114,600

HSBC - FMTC - 28,550

FMTC - 50,786

Nortrust Nominees - FMTC - 120,900

BT Globenet Nominees Limited - FMTC - 12,500

Chase Manhattan Bank London - FISL - 8,103,712

Chase Nominees Ltd - FISL - 2,623,183

Chase Nominees Ltd - FPM - 1,162,086

Bank of New York London - FPM - 1,046,350

Mellon Nominees Ltd - FPM - 279,700

HSBC - FPM - 741,150

Citibank - FPM - 533,073

Northern Trust - FPM - 806,177

Deutsche Bank - FPM - 76,200

Bankers Trust - FPM - 1,259,400

Chase Nominees Ltd - FIL - 1,718,522

Bank of New York - London - FIL - 6,850,604

HSBC Client Holdings Nominee (UK) Limited - FIL - 395,570

Chase Manhattan Bank London - FIL - 3,144,191

State Street Bank & Trust - FIL - 2,762,735

Deutche Bank - FIL - 1,457,894

Northern Trust - FIL - 3,971,201

JP Morgan - FIL - 3,049,713

Citibank - FIL - 162,350

Mellon Nominees Ltd - FIL - 105,800

Master Trust Bank of Japan - FIL - 20,400

Japan Trustee Svcs Bk Lt - FIL - 9,700

National Australia Bank - FIL - 60,800

Nortrust Nominees Ltd - FIL - 2,423,314

Morgan Stanley - FIL - 701,600

Bankers Trust - FIL - 94,600

Mitsubishi Trust - FIL - 8,369

PICG - FIL - 8,200

Chase Manhattan Bank AG Frankfurt - FIL - 148,841

Northern Trust London - FIL - 301,111

Bank of New York Brussels - FIL - 96,900

ING Luxembourg - FIL - 16,538

Bermuda Far East - FIL - 19,860

State Street Hong Kong - FIL - 10,200

Chase Nominees Limited - FMRCO - 30,462,400 (held as ADRs)

State Street Bank & Trust Company - FMRCO - 3,264,000 (held as ADRs)

Lloyds Bank Nominees Limited - FMTC - 388,800 (held as ADRs)

Sumitomo T&B - FMTC - 427,200 (held as ADRs)

FMTC - 1,138 (held as ADRs)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 1.4P EACH

10. Date of transaction

24 FEBRUARY 2004

11. Date company informed

26 FEBRUARY 2004

12. Total holding following this notification

89,960,428, of which it has been disclosed, 8,635,884.5 are held as ADRs (one ADR represents four ordinary 1.4p PLC shares)

13. Total percentage holding of issued class following this notification

3.09%

14. Any additional information


15. Name of contact and telephone number for queries

Joanne McDonald, 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification

Alison Dillon, Deputy Company Secretary

Date of notification

26 FEBRUARY 2004